Amended and Restated Expense Limitation Agreement

To:	Resource Real Estate Diversified Income Fund

717 Fifth Avenue, 14th Floor

New York, NY 10022

January 28, 2019

Dear Board Members:

You have engaged us to act as the sole investment adviser to Resource Real Estate Diversified Income Fund (the “Trust,” or the “Fund”), pursuant to a Management Agreement dated as of September 23, 2016. Please note that this Expense Limitation Agreement supersedes and replaces any expense limitation agreement between the parties below executed prior to the date hereof.

Effective from the date hereof until at least January 31, 2021, we agree to waive our fees and to pay or absorb the ordinary annual operating expenses of the Fund (including offering and organizational expenses, but excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that they exceed 1.99%, 2.74%, 1.74%, 1.99%, 1.99%, 2.74%, 2.49% and 2.24% per annum of the Fund's average daily net assets attributable to Class A, Class C, Class I, Class W, Class U, Class T, Class D shares and Class L shares, respectively.

Additionally, this Expense Limitation Agreement may not be terminated by Resource Real Estate, LLC, but may be terminated by the Fund’s Board of Trustees, on 60 days written notice to Resource Real Estate, LLC.

Any waiver or reimbursement by us is subject to repayment by the Fund within three years from the date we waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the expense limitation in place at the time of waiver or the current expense limitation and the repayment is approved by the Board of Trustees.

Yours Very Truly,

RESOURCE REAL ESTATE, LLC

By:	/a/ Alan Feldman
Name:	Alan Feldman
Title:	Senior Vice President
Date:	January 28, 2019

ACCEPTANCE:

The foregoing Agreement is hereby accepted.

RESOURCE REAL ESTATE DIVERSIFIED INCOME FUND

By:	/s/ Justin Milberg
Name:	Justin Milberg
Title:	President
Date:	January 28, 2019